

News Release
B2Gold Reports Strong Second Quarter 2019 Results;
Record Quarterly Gold Production of 246,000 oz, 8% Above Budget;
Beat Against Budget for Cash Operating Costs and AISC

Vancouver, August 6, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the second quarter and first-half of 2019. All dollar figures are in United States dollars unless otherwise indicated.

On July 2, 2019, B2Gold and Calibre Mining Corp. ("Calibre") announced that they had entered into an agreement for B2Gold to restructure its interests in, and for Calibre to acquire, El Limon and La Libertad mines *(see "B2Gold and Calibre Join Forces in Nicaragua" section below)*. The Company expects the sale to be completed early in the fourth quarter of 2019. Accordingly, the Company has classified its El Limon and La Libertad mines as discontinued operations for the three and six months ended June 30, 2019 and 2018 for financial reporting purposes.

2019 Second Quarter Highlights

- Record quarterly consolidated gold production of 246,020 ounces (including El Limon and La Libertad) well-above budget by 8% (17,194 ounces) and 2% (5,927 ounces) over the same period last year with solid performances from all the Company's operations
- Consolidated gold revenues from continuing operations of $267 million on sales of 203,700 ounces (5% or 9,591 ounces above budget); consolidated gold revenues of $310 million on sales of 236,282 ounces, including gold sales from El Limon and La Libertad
- Consolidated cash operating costs *(see "Non-IFRS Measures")* from continuing operations of $456 per ounce produced ($468 per ounce sold), below budget by $42 per ounce (8%); including El Limon and La Libertad, consolidated cash operating costs of $529 per ounce produced ($543 per ounce sold), below budget by $37 per ounce (7%)
- Consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* from continuing operations of $807 per ounce sold, well-below budget by $87 per ounce (10%); including El Limon and La Libertad, consolidated AISC of $914 per ounce sold, below budget by $37 per ounce (4%)
- Consolidated cash flow provided by operating activities of $93 million ($0.09 per share) (including $9 million from discontinued operations) compared to $86 million ($0.09 per share) (including $6 million from discontinued operations) in the prior-year quarter
- Net income from continuing operations of $45 million ($0.04 per share); net income of $41 million ($0.04 per share); adjusted net income *(see "Non-IFRS Measures")* of $52 million ($0.05 per share)
- New large-scale off-grid Fekola Solar Plant Project approved by the B2Gold Board, scheduled for completion in August 2020; expected to provide significant operating cost reductions (estimated to reduce Fekola's processing costs by approximately 7%)
- Otjikoto Mine continued its remarkable safety performance, extending the number of days without a lost-time-injury ("LTI") to 488 days (3.8 million man-hours) at the end of the second quarter of 2019

- On July 2, 2019, B2Gold and Calibre announced that they have agreed to join forces in Nicaragua and have entered into an agreement for B2Gold to restructure its interests in, and for Calibre to acquire, El Limon and La Libertad gold mines for aggregate consideration of $100 million

2019 First-Half Highlights

- Consolidated gold production of 476,879 ounces (including El Limon and La Libertad), 7% (29,898 ounces) above budget
- Consolidated gold revenues from continuing operations of $531 million on sales of 407,100 ounces (7% or 27,581 ounces above budget); consolidated gold revenues of $612 million on sales of 468,358 ounces, including gold sales from El Limon and La Libertad
- Consolidated cash operating costs from continuing operations of $455 per ounce produced ($462 per ounce sold), below budget by $43 per ounce (9%); including El Limon and La Libertad, consolidated cash operating costs of $538 per ounce produced ($544 per ounce sold), below budget by $31 per ounce (5%)
- Consolidated AISC from continuing operations of $775 per ounce sold, significantly below budget by $103 per ounce (12%); including El Limon and La Libertad, consolidated AISC of $882 per ounce sold, well-below budget by $83 per ounce (9%)
- Consolidated cash flow provided by operating activities of $179 million ($0.18 per share) (including $11 million from discontinued operations)
- Net income from continuing operations of $80 million ($0.07 per share); net income of $68 million ($0.06 per share); adjusted net income of $90 million ($0.09 per share)
- On March 26, 2019, the Company announced positive results from the Expansion Study Preliminary Economic Assessment ("PEA") for the Fekola Mine, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024, and is proceeding with an expansion project to increase Fekola's processing throughput by 1.5 million tonnes per annum ("Mtpa") to 7.5 Mtpa from the assumed base rate of 6 Mtpa
- For full-year 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 935,000 and 975,000 ounces with cash operating costs forecast to be between $520 and $560 per ounce sold and AISC forecast to be between $835 and $875 per ounce sold; if the anticipated sale of the Company's Nicaraguan operations to Calibre is completed early in the fourth quarter of 2019, and the Company maintains a 31% interest in Calibre post transaction thereafter, as anticipated, the Company anticipates that it will still meet the low end of the Company's consolidated production guidance ranges for 2019

2019 Second Quarter and First-Half Operational Results

Including El Limon and La Libertad, consolidated gold production in the second quarter of 2019 was a quarterly record of 246,020 ounces, well-above budget by 8% (17,194 ounces) with solid performances from all the Company's operations. Gold production from the Company's Fekola, Masbate, Otjikoto and La Libertad mines all exceeded their targeted production, with El Limon's production in-line with budget. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both significantly above their budgeted production for the quarter. For the second quarter of 2019, the Fekola Mine produced 113,897 ounces of gold, exceeding budget by 10% (10,272 ounces), and the Masbate Mine produced 57,572 ounces of gold, exceeding budget by 7% (3,587 ounces). Compared to the prior-year quarter, gold production increased by 2% (5,927 ounces). Consolidated gold production from continuing operations totaled 208,890 ounces in the second quarter of 2019.

Consolidated cash operating costs from continuing operations in the quarter were $456 per ounce produced ($468 per ounce sold) (Q2 2018 - $410 per ounce produced), below budget by $42 per ounce (8%). The favourable budget variance was mainly attributable to higher-than-budgeted production. Compared to the prior-year quarter, consolidated cash operating costs were higher mainly due to the lower grade ore tonnage processed at Fekola (as a result of Fekola's significantly higher-than-budgeted mill throughput) and lower operating costs incurred by Fekola during the start-up phase in the second quarter of 2018. In addition, operating costs at the other locations were higher in the second quarter of 2019, as anticipated, due to higher fuel costs and labour cost increases. Including El Limon and La Libertad, consolidated cash operating costs for the quarter were $529 per ounce produced ($543 per ounce sold).

Consolidated AISC from continuing operations in the quarter were $807 per ounce sold (Q2 2018 - $654 per ounce sold), well-below budget by $87 per ounce (10%), primarily resulting from lower-than-budgeted cash operating costs noted above together with lower-than-planned sustaining capital expenditures. Compared to the prior year quarter, consolidated AISC were higher as a result of the increased cash operating costs noted above and the timing of Otjikoto's pre-stripping activities, weighted towards the first-half of the year. Including El Limon and La Libertad, consolidated AISC for the quarter were $914 per ounce sold.

Consolidated gold production from continuing operations totaled 409,432 ounces in the first-half of 2019. Including El Limon and La Libertad, consolidated gold production in the first-half of 2019 was 476,879 ounces, 7% (29,898 ounces) above budget and comparable with the first-half of 2018.

For the first-half of 2019, consolidated cash operating costs from continuing operations were $455 per ounce produced ($462 per ounce sold) (Q2 2018 - $403 per ounce produced), below budget by $43 per ounce (9%). Including El Limon and La Libertad mines, consolidated cash operating costs for the first-half of 2019 were $538 per ounce produced ($544 per ounce sold).

Year-to-date, consolidated AISC from continuing operations were $775 per ounce sold (YTD 2018 - $637 per ounce sold), significantly below budget by $103 per ounce (12%). Including El Limon and La Libertad mines, consolidated AISC for the first-half of 2019 were $882 per ounce sold. AISC were lower-than-budget as a result of higher gold ounces sold than budgeted and lower-than-budgeted sustaining capital expenditures resulting from a combination of timing differences and lower than expected pre-stripping costs of which $11 million is not expected to be incurred as previously budgeted.

Given the gold production outperformance in the first-half of 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production for full-year 2019 forecast to be in the range of between 935,000 and 975,000 ounces. With the gold production outperformance experienced in the first-half of 2019, the Company now expects that consolidated production will be less significantly weighted towards the second-half of the year. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce and AISC forecast to be between $835 and $875 per ounce. If the anticipated sale of the Company's Nicaraguan operations to Calibre is completed early in the fourth quarter of 2019, and the Company maintains a 31% interest in Calibre post transaction thereafter, as anticipated, the Company expects that it will meet the low end of the Company's consolidated production guidance range for 2019. In addition, the Company anticipates that it will meet its 2019 consolidated cash cost and AISC guidance ranges.

B2Gold and Calibre Join Forces in Nicaragua

On July 2, 2019 *(see news release dated 7/2/2019)*, B2Gold and Calibre announced that they had entered into an agreement for B2Gold to restructure its interests in, and for Calibre to acquire, El Limon and La Libertad gold mines, the Pavon gold project, and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") held by B2Gold for aggregate consideration of $100 million, which will be paid with a combination of cash, common shares and a convertible debenture. Following the completion of the transaction, B2Gold will own an approximate 31% direct equity interest in Calibre. B2Gold's ongoing commitment to continuing involvement with the Nicaraguan operations will be secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board to the main Board of Calibre. The closing of this transaction will be subject to certain conditions including majority of minority shareholder approval, the closing of the concurrent private placement by Calibre (for gross proceeds of up to CDN$100 million) and other customary closing conditions. The Company expects the sale to be completed early in the fourth quarter of 2019.

2019 Second Quarter and First-Half Financial Results

Consolidated gold revenue from continuing operations for the second quarter of 2019 was $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce compared to $242 million on sales of 188,029 ounces at an average price of $1,289 per ounce in the second quarter of 2018. The increase in gold revenue of $25 million (10%) was attributable to an 8% increase in the gold ounces sold and a 2% increase in the average realized gold price. Including gold sales from El Limon and La Libertad, consolidated gold revenue totaled $310 million in the quarter on sales of 236,282 ounces at an average realized price of $1,313 per ounce.

Cash flow provided by operating activities in the second quarter of 2019 totaled $93 million ($0.09 per share) (including $9 million from discontinued operations) compared to $86 million ($0.09 per share) (including $6 million from discontinued operations) in the prior-year quarter. The increase mainly reflects higher gold revenue, partially offset by higher income tax installment payments for Fekola.

Net income from continuing operations in the quarter was $45 million ($0.04 per share) compared to $28 million ($0.03 per share) in the same period last year. For the second quarter of 2019, the Company generated net income of $41 million ($0.04 per share) (including Nicaragua) compared to $21 million ($0.02 per share) in the second quarter of 2018. Adjusted net income for the second quarter of 2019 was $52 million ($0.05 per share) compared to $46 million ($0.05 per share) in the second quarter of 2018.

For the first-half of 2019, consolidated gold revenue from continuing operations was $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce compared to $540 million on sales of 413,458 ounces at an average price of $1,307 per ounce in the first-half of 2018. The decrease in gold revenue was attributable to a 2% decrease in the gold ounces sold. Including gold sales from El Limon and La Libertad, consolidated gold revenue totaled $612 million in the first-half of 2019 on sales of 468,358 ounces at an average realized price of $1,307 per ounce.

Cash flow provided by operating activities in the first-half of 2019 totaled $179 million ($0.18 per share) (including $11 million from discontinued operations) compared to $233 million ($0.24 per share) (including $15 million from discontinued operations) in the first-half of 2018. The decrease mainly reflects higher income tax installment payments for Fekola, as well as lower gold revenue and higher production costs.

Net income from continuing operations in the first-half of 2019 was $80 million ($0.07 per share) compared to $94 million ($0.09 per share) in the same period last year. For the first-half of 2019, the Company generated net income of $68 million ($0.06 per share) (including Nicaragua) compared to $79 million ($0.08 per share) in the first-half of 2018. Adjusted net income for the first-half of 2019 was $90 million ($0.09 per share) compared to adjusted net income of $104 million ($0.11 per share) in the first-half of 2018.

Liquidity and Capital Resources

At June 30, 2019, the Company had cash and cash equivalents of $114 million ($124 million including $10 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at June 30, 2019 was $192 million ($227 million including $35 million of working capital associated with discontinued operations) compared to $156 million at December 31, 2018.

During the six months ended June 30, 2019, the Company made repayments of $25 million on the revolving credit facility ("RCF"). At June 30, 2019, the Company had drawn $375 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $225 million.

On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The revised RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company's consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The term of the revised RCF is four years, maturing on May 9, 2023. The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company's current strategy is to continue to reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

Operations

Mine-by-mine gold production (ounces) and gold sales (ounces) in the second quarter and first-half of 2019 were as follows (presented on a 100% basis):

Mine	Q2 2019 Gold Production (ounces)	Q2 2019 Gold Sales (ounces)	First-Half 2019 Gold Production (ounces)	First-Half 2019 Gold Sales (ounces)	Full-year 2019 Forecast Gold Production (ounces)
Fekola	113,897	106,200	224,246	222,000	420,000 - 430,000
Masbate	57,572	62,100	115,053	112,500	200,000 - 210,000
Otjikoto	37,421	35,400	70,133	72,600	165,000 - 175,000
From Continuing Operations	**208,890**	**203,700**	**409,432**	**407,100**	**785,000 - 815,000**
La Libertad	25,672	22,791	43,758	40,063	95,000 - 100,000
El Limon	11,458	9,791	23,689	21,195	55,000 - 60,000
From Discontinued Operations	**37,130**	**32,582**	**67,447**	**61,258**	**150,000 - 160,000**
B2Gold Consolidated	**246,020**	**236,282**	**476,879**	**468,358**	**935,000 - 975,000**

Mine-by-mine cash operating costs (on a per ounce of gold sold basis) in the second quarter and first-half of 2019 were as follows (based on the total operations at the mines B2Gold operates):

Mine	Q2 2019 Cash Operating Costs ($ per ounce sold)	First-Half 2019 Cash Operating Costs ($ per ounce sold)	2019 Annual Guidance Cash Operating Costs ($ per ounce sold)
Fekola	$373	$386	$370 - $410
Masbate	$566	$557	$625 - $665
Otjikoto	$582	$549	$520 - $560
From Continuing Operations	**$468**	**$462**	**$465- $505**
La Libertad	$1,030	$1,144	$840 - $880
El Limon	$973	$983	$720 - $760
From Discontinued Operations	**$1,013**	**$1,088**	**$795 - $835**
B2Gold Consolidated	**$543**	**$544**	**$520 - $560**

Mine-by-mine cash operating costs (on a per ounce of gold produced basis), in the second quarter and first-half of 2019 were as follows (based on the total operations at the mines B2Gold operates):

Mine	Q2 2019 Cash Operating Costs ($ per ounce produced)	First-Half 2019 Cash Operating Costs ($ per ounce produced)
Fekola	$367	$375
Masbate	$570	$538
Otjikoto	$554	$576
From Continuing Operations	**$456**	**$455**
La Libertad	$936	$1,110
El Limon	$953	$916
From Discontinued Operations	**$941**	**$1,042**
B2Gold Consolidated	**$529**	**$538**

Mine-by-mine AISC per ounce (on a per ounce of gold sold basis) in the second quarter and first-half of 2019 were as follows (based on the total operations at the mines B2Gold operates):

Mine	Q2 2019 AISC ($ per ounce sold)	First-Half 2019 AISC ($ per ounce sold)	2019 Annual Guidance AISC ($ per ounce sold)
Fekola	$625	$619	$625 - $665
Masbate	$749	$746	$860 - $900
Otjikoto	$1,174	$997	$905 - $945
From Continuing Operations	**$807**	**$775**	**$745 - $785**
La Libertad	$1,577	$1,607	$1,150 - $1,190
El Limon	$1,617	$1,567	$1,005 - $1,045
From Discontinued Operations	**$1,589**	**$1,593**	**$1,095 - $1,135**
B2Gold Consolidated	**$914**	**$882**	**$835 - $875**

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its very strong operational performance with second quarter gold production of 113,897 ounces (Q2 2018 - 112,644 ounces), well-above budget by 10% (10,272 ounces) as the Fekola processing facilities continued to outperform. The operation continued to demonstrate sustained high processing throughput without reduced recoveries.

For the second quarter of 2019, mill throughput was 1.8 million tonnes, exceeding budget by 34% and the prior-year quarter by 37%. The average grade processed was 2.07 grams per tonne ("g/t") together with average gold recoveries of 94.4%. Continuing the trends set in the first quarter of the year, processing of ore with favourable metallurgical characteristics (including oxidized saprolite ore) combined with finer than budgeted feed size from the primary crusher (due to a combination of better ore fragmentation in the pit and softer low-grade ore) has allowed for the processing of additional lower grade ore from stockpile and run-of-mine sources, beyond what was originally budgeted. This has resulted in a lower average processed grade, but also a significant increase in gold production along with marginally increased cash operating costs per ounce. Gold tonnage and grade continue to reconcile well with the resource model.

Fekola's second quarter cash operating costs were $367 per ounce produced ($373 per gold ounce sold) (Q2 2018 - $318 per ounce produced), below budget by $33 per ounce (8%). This was mainly the result of higher-than-budgeted gold production partially offset by higher costs per ounce for the additional higher-than-budgeted lower grade ore tonnage processed during the quarter as discussed above. Total costs of production were on budget. Compared to the prior-year quarter, cash operating costs were higher due to the additional higher-than-budgeted lower grade material being processed during the quarter and lower operating costs incurred by Fekola during the start-up phase in the second quarter of 2018. Fekola's AISC for the quarter were $625 per ounce sold (Q2 2018 - $453 per ounce sold), well-below budget by $82 per ounce (12%).

For the first-half of 2019, the Fekola Mine produced 224,246 ounces of gold, above budget by 8% (16,996 ounces) and comparable with the first-half of 2018.

Fekola's cash costs remained below budget in the first-half of the year with cash operating costs of $375 per ounce produced ($386 per gold ounce sold) (YTD 2018 - $293 per ounce produced), $9 per ounce below budget, and AISC of $619 per ounce sold (YTD 2018 - $464 per ounce sold), $57 per ounce (8%) below budget.

Capital expenditures in the second quarter of 2019 totaled $13 million, mainly consisting of $4 million for pre-stripping, $4 million in costs related to the processing and mining expansions, $2 million for Fadougou Village relocation costs and $1 million for capitalized mobile equipment rebuilds. Capital expenditures in the first-half of 2019 totaled $34 million mainly consisting of $9 million for pre-stripping, $7 million to complete relocation of Fadougou Village, $5 million for mining equipment, $5 million related to the processing and mining expansions and $3 million for capitalized equipment rebuilds.

For full-year 2019, the Fekola Mine production is expected to be at the high end of its guidance range of between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce sold and AISC of between $625 and $665 per ounce sold.

Fekola Mine Expansion

On March 26, 2019, the Company announced very positive results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous life-of-mine ("LoM"). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030), projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019), an increase in project pre-tax net present value of approximately $500 million versus the comparable amounts in the Company's latest AIF Mineral Reserve LoM model (filed on SEDAR on March 20, 2019) (assuming an effective date of January 1, 2019, a gold price of $1,300 per ounce and a discount rate of 5%) and forecast LoM pre-tax net present value of over $2.2 billion.

The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase operability. The capital costs of this mill expansion are estimated to be approximately $50 million, with spending evenly split between 2019 and 2020. The mining rate at Fekola will also be increased, along with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Initial capital costs for the fleet expansion are estimated at $85 million with $20 million expected to be incurred in 2019 and the balance by the end of 2020. Fleet costs are expected to be financed by equipment loans. Fekola pit design, schedule, and costs will be refined in late 2019 and early 2020, when updated resource and geotechnical models are available.

Construction is scheduled to begin in October 2019 and be completed by the end of July 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and scheduled to be completed by the end of September 2019.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study PEA will be realized.

Fekola Solar Plant

The Company completed a preliminary study to evaluate the technical and economic viability of adding a solar plant to the Fekola mine site. The results of that study indicated that it was a very solid project and that a plant of approximately 30 megawatts of solar generating capacity with a significant battery storage component would provide the best economic result. A second study has now been completed that has established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%), and the project was approved by the B2Gold Board in the second quarter of 2019.

The Fekola Solar Plant will be one of the largest off-grid hybrid solar/heavy fuel oil ("HFO") plants in the world. It is expected that it will allow for three HFO generators to be shut down during daylight hours which will save about 13.1 million litres of HFO per year, at a capital cost of approximately $38 million, of which $20 million is expected to be incurred in 2019, with the balance in 2020.

The Fekola Solar Plant is scheduled for completion in August 2020 and has a four-year payback.

Fadougou Village Relocation

In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit). Construction of the new planned urban town commenced in late 2017 and was completed in February 2019. This included building over 700 new structures where all homes have solar panel lighting and latrines. The Fadougou community started moving into their new homes at New Fadougou in April 2019 and finished at the end of June 2019. The mosque, school and clinic have been handed over to the respective authorities and are fully operational. Training to manage and maintain infrastructure, water supply systems and waste disposal is ongoing.

<u>Masbate Gold Mine - the Philippines</u>

The Masbate Mine in the Philippines continued its very strong operational performance through the second quarter of 2019, producing 57,572 ounces of gold, 7% (3,587 ounces) above budget and 6% (3,318 ounces) higher compared to the prior-year quarter. Gold production was above budget largely due to higher-than-planned ore tonnage sourced from the Main Vein Pit, including ore tonnage from backfilled areas. The unbudgeted backfill material (that had historically been mined using underground methods and was not included in the budget mine plan) has higher grades and recoveries than the planned mill feed.

Masbate's gold production for the quarter resulted from processing 2.1 million tonnes (compared to budget of 2.0 million tonnes and 1.7 million tonnes in the second quarter of 2018) at an average grade of 1.22 g/t (compared to budget of 1.19 g/t and 1.29 g/t in the second quarter of 2018) with average gold recoveries of 70.2% (compared to budget of 69.6% and 77.3% in the second quarter of 2018). Oxide ore represented 17% of the processed tonnage for the quarter (versus budget of 1% and 59% in the second quarter of 2018). Mining activity was conducted mainly within Main Vein Pit (recovering more high-grade and oxide ore tonnes at higher grade as compared to the reserve model). Approval for the Montana Extension Pit is well advanced, having successfully completed community review and the receipt of the Environment Compliance Certificate. All supporting infrastructure is in place and mining will commence in the Montana Extension Pit as soon as the necessary approvals are received (expected in the fourth quarter of 2019).

Masbate's second quarter cash operating costs were $570 per ounce produced ($566 per ounce sold) (Q2 2018 - $531 per ounce produced), well-below budget by $64 per ounce (10%). The favourable budget variance was driven by the above-budget gold production together with lower-than-budgeted mining costs. Masbate's AISC for the quarter were $749 per ounce sold (Q2 2018 - $764 per ounce), significantly below budget by $113 per ounce (13%), mainly due to higher-than-budgeted gold ounces sold and lower-than-budgeted mining costs.

Year-to-date, the Masbate Mine achieved record half-yearly production of 115,053 ounces of gold, significantly above budget by 11% (11,077 ounces) and 7% (7,652 ounces) higher than the first-half of 2018.

Masbate's cash costs remained significantly below budget in the first-half of the year with cash operating costs of $538 per ounce produced ($557 per ounce sold) (YTD 2018 - $537 per ounce produced), $113 per ounce (17%) below budget, and AISC of $746 per ounce (YTD 2018 - $750 per ounce), $166 per ounce (18%) below budget.

Capital expenditures for the second quarter of 2019 totaled $8 million consisting mainly of $2 million of mobile equipment purchases and rebuilds, $1 million for pre-stripping and $1 million to complete the processing expansion project. For the first-half of 2019, capital expenditures totaled $16 million, including Masbate processing plant upgrade costs of $5 million, mobile equipment acquisition costs and rebuilds of $3 million, pre-stripping costs of $2 million and $2 million for the tailings storage facility construction.

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.

For full-year 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce sold and AISC of between $860 and $900 per ounce sold.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid second quarter with gold production of 37,421 ounces (Q2 2018 - 40,678 ounces), 3% (1,045 ounces) above budget, mainly due to slightly higher-than-budgeted throughput and recoveries. As previously released, Otjikoto's full-year 2019 gold production is scheduled to be significantly weighted towards the second-half of the year, as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019. The Otjikoto Mine continued its remarkable safety performance, extending the number of days without an LTI to 488 days (3.8 million man-hours) at the end of the second quarter of 2019.

During the second quarter of 2019, the Otjikoto Mine processed 0.87 million tonnes (compared to budget of 0.85 million tonnes and 0.86 million tonnes in the second quarter of 2018) at an average grade of 1.36 g/t (compared to budget of 1.36 g/t and 1.49 g/t in the second quarter of 2018) with average gold recoveries of 98.5% (compared to budget of 98.0% and 98.7% in the second quarter of 2018).

For second quarter 2019, Otjikoto's cash operating costs were $554 per ounce produced ($582 per ounce sold) (Q2 2018 - $505 per ounce produced), below budget by $25 per ounce (4%), mainly due to higher-than-budgeted gold production. Otjikoto's AISC for the quarter were $1,174 per ounce sold (Q2 2018 - $869 per ounce sold), $57 per ounce (5%) below budget. Compared to the prior-year quarter, AISC were significantly higher mainly due to the timing of Otjikoto's pre-stripping activities (relating to Phase 2 and 3 of the Wolfshag Pit). Otjikoto's AISC per ounce are forecast to significantly decrease in the second-half of 2019, mainly due to higher expected gold production in the second-half and the timing of pre-stripping costs and equipment rebuilds weighted towards the first-half of the year.

For the first-half of 2019, the Otjikoto Mine produced 70,133 ounces of gold (YTD 2018 - 80,177 ounces), above budget by 3% (2,320 ounces).

Year-to-date, Otjikoto's cash operating costs were $576 per ounce produced ($549 per ounce sold) (YTD 2018 - $536 per ounce), below budget by $38 per ounce (6%). Otjikoto's AISC were $997 per ounce sold (YTD 2018 - $793 per ounce sold), significantly below budget by $184 per ounce (16%). Otjikoto's AISC were lower-than-budget as a result of the lower-than-budgeted cash operating costs, higher gold ounces sold compared to budget and sustaining capital expenditures that were $7 million lower-than-budgeted (relating mainly to lower capitalized pre-stripping and is expected to be an overall capital expenditure saving versus budget for the year).

Capital expenditures in the second quarter of 2019 totaled $17 million, mainly consisting of $14 million for pre-stripping and $2 million in mobile equipment rebuilds and replacements. Capital expenditures for the six months ended June 30, 2019 totaled $25 million, mainly consisting of $18 million for pre-stripping and $6 million in mobile equipment rebuilds and replacements.

For full-year 2019, the Otjikoto Mine is expected to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce and AISC of between $905 and $945 per ounce.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua produced 11,458 ounces of gold in the second quarter of 2019, comparable to both budget and the prior-year quarter. Site operations were generally on plan, with production from the new El Limon Central Pit continuing along with production from the Santa Pancha underground mine and development of the Veta Nueva underground mine. As previously released, El Limon's full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to fully come online in the second-half of 2019.

Operationally, El Limon continues to improve. The final Forestry Permits for Limon Central were delivered at the end of 2018, and Limon Central development advanced quickly to produce ore early. By June 2019, Limon Central Pit development had reached the main ore body which immediately provided a number of alternatives for ore blending and stockpiling to optimize mill feed. The plant has continued to operate at better-than-budget throughput, and better-than-planned recovery. El Limon is well positioned to meet its production target in 2019.

For second quarter 2019, El Limon's cash operating costs were $953 per ounce produced ($973 per ounce sold), below budget by $44 per ounce (4%). El Limon's AISC were $1,617 per ounce sold, above budget by $263 per ounce (19%) mainly attributable to the timing of gold sales and higher-than-budgeted sustaining capital expenditures on Santa Pancha underground development, resulting from a combination of higher-than-budgeted underground metres developed and slightly higher power costs. Development metres and associated costs are expected to be in-line with budget through the remainder of 2019.

Year-to-date, El Limon Mine produced 23,689 ounces of gold (YTD 2018 - 24,638 ounces), in-line with budget.

For the first-half of 2019, El Limon's cash operating costs were $916 per ounce produced ($983 per ounce sold), below budget by $19 per ounce (2%), and AISC were $1,567 per ounce sold, above budget by $189 per ounce.

Total capital expenditures in the second quarter of 2019 were $11 million, mainly consisting of $6 million for Limon Central pre-stripping and $4 million for underground development at the Santa Pancha and Veta Nueva underground mines. For the six months ended June 30, 2019, capital expenditures were $18 million, mainly consisting of $9 million for Limon Central pre-stripping and $7 million for Santa Pancha and Veta Nueva underground development.

For full-year 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce and AISC of between $1,005 and $1,045 per ounce.

La Libertad Gold Mine - Nicaragua

La Libertad Mine in Nicaragua produced 25,672 ounces of gold in the second quarter of 2019, 11% (2,476 ounces) above budget and 20% (4,264 ounces) higher compared to the prior-year quarter. The higher gold production was largely due to higher-than-planned grade (from the San Juan and Mojon East Pits and the Jabali underground mine). The head grade for the quarter was 1.48 g/t versus a budget of 1.34 g/t and 1.25 g/t in the prior-year quarter. La Libertad is on track to achieve its 2019 annual production guidance.

During the quarter, the Company received the mining permit for the new Jabali Antenna open pit and has commenced construction of roads and other related infrastructure. All necessary permits to develop the Jabali Antenna open pit have now been received. The Company anticipates that production will start from the Jabali Antenna Pit in October 2019.

La Libertad Mine's second quarter cash operating costs were $936 per ounce produced ($1,030 per ounce sold), $24 per ounce (3%) above budget. La Libertad's AISC were $1,577 per ounce sold, $352 per ounce (29%) above budget, mainly attributable to the timing of gold sales and higher-than-budgeted sustaining capital expenditures arising from the catch up of Jabali Antenna open pit and underground development expenditures originally budgeted for the first quarter of 2019 ($2 million) and the construction of the tailings storage facility ($4 million). The Company expects La Libertad's costs to decline in the second-half of the year now that Jabali open-pit sources have been secured and the major sustaining capital expenditures for the year have been completed in the first-half of 2019.

Year-to-date, La Libertad Mine produced 43,758 ounces of gold, in-line with budget and 7% (2,983 ounces) higher than in the first-half of 2018.

For the first-half of 2019, La Libertad's cash operating costs were $1,110 per ounce produced ($1,144 per ounce sold), $134 per ounce (14%) above budget, and AISC were $1,607 per ounce sold, $113 per ounce above budget.

Total capital expenditures in the second quarter of 2019 were $11 million, mainly consisting of $8 million for tailings storage facility construction and $2 million for land purchase and resettlement related to the Jabali Antenna open pit. For the six months ended June 30, 2019, capital expenditures totaled $15 million, mainly consisting of $11 million for tailings storage facility construction and $3 million for land purchase and resettlement related to the Jabali Antenna Pit.

For full-year 2019, La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold at cash operating costs of between $840 and $880 per ounce and AISC of between $1,150 and $1,190 per ounce. Gold production is scheduled to be weighted towards the second-half of the year with production from the new Jabali Antenna open pit expected to begin in October 2019.

Outlook

The Company has recently commenced the mill expansion at the Fekola Mine, which is expected to be completed early in the fourth quarter of 2020 and to significantly increase annual gold production and enhance the Fekola Mine economics. In addition, infill drilling is ongoing on the Fekola North Extension to convert inferred gold resources to indicated resources. Exploration in 2019 will continue to focus on drill testing Fekola, further to the north, where it remains open, the new Cardinal zone west of Fekola and underneath the Anaconda saprolite resource to the north. At the Gramalote Project joint venture in Colombia (AngloGold Ashanti/B2Gold), the companies are reviewing budgets to complete significant resource infill drilling and advance permitting and feasibility work in 2019, and into 2020.

Looking forward through the balance of 2019 and beyond, B2Gold plans to continue to maximize cash flows and maintain a strong financial position by continuing the impressive operational and financial performance from our existing mines, continue to reduce overall debt levels, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Second Quarter and First-half 2019 Financial Results - Conference Call / Webcast Details

B2Gold executives will host a conference call to discuss the results on **Wednesday, August 7, 2019**, at **10:00 am PDT/1:00 pm EDT**. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/50551. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9049769).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2019; the potential entering into a definitive agreement by B2Gold and Calibre in respect of the proposed sale of the Nicaraguan Assets to Calibre or the expected timing for the completion of the transaction; the closing of the concurrent private placement by Calibre; B2Gold's future equity interest in Calibre; B2Gold's future involvement with the Nicaraguan operations; B2Gold's anticipated participation in an Advisory Board to the main board of Calibre; the results of the Fekola PEA; the Fekola expansion being expected to increase life-of-mine to 2030 and project pre-tax net present value, increase processing throughput and produce more gold over a longer life with more robust economics and higher average gold production, revenues and cash flows than the previous life-of-mine and the timing of such expansion, including the anticipated timing and completion date for the construction of the processing upgrade and for the engineering and design activities; the anticipated cost and timing for the addition of a solar plant to the Fekola Mine and the key aspects of such proposed solar plant; the anticipated timing for the start of production from the Jabali Antenna Pit; the estimated capital cost of the Fekola expansion; production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; the anticipated timing for the issuance of a permit for the Montana Pit Extension at the Masbate Mine; higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; high-grade ore production from Phase 2 of the Wolfshag Pit being scheduled to begin in late 2019; high-grade ore production from the new Limon Central Pit being scheduled to commence at the beginning of the second-half of 2019; B2Gold's consolidated gold production and the gold production at each of the Fekola Mine, La Libertad, Otjikoto Mine and El Limon being weighted in the second-half of 2019; B2Gold's forecast that it will meet the low end of the Company's consolidated production guidance ranges for 2019 and that it will meet the Company's 2019 consolidated cash cost and all-in sustaining guidance ranges; and B2Gold remaining focused on continuing to reduce overall debt levels, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures.

Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.
Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the completion of satisfactory due diligence by Calibre; the successful negotiation and execution of a definitive agreement by B2Gold and Calibre; all requisite regulatory, third party and/or shareholder approval will be obtained from all applicable parties and all other conditions to the completion of the sale of the Nicaraguan Assets to Calibre will be satisfied or waived; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental

regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is

intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Gold revenue	$ 267,213	$ 242,311	$ 531,195	$ 540,470
Cost of sales				
Production costs	(95,313)	(78,667)	(188,150)	(168,534)
Depreciation and depletion	(56,981)	(55,743)	(117,612)	(119,250)
Royalties and production taxes	(17,552)	(17,123)	(35,506)	(36,373)
Total cost of sales	(169,846)	(151,533)	(341,268)	(324,157)
Gross profit	97,367	90,778	189,927	216,313
General and administrative	(11,662)	(9,638)	(26,448)	(20,427)
Share-based payments	(6,054)	(2,472)	(10,036)	(5,843)
Impairment of long-lived assets	—	—	—	(18,186)
Write-down of mineral property interests	(1,352)	—	(1,352)	—
Recovery of (provision for) non-recoverable input taxes	505	228	555	(391)
Foreign exchange (losses) gains	(76)	1,934	1,250	1,797
Other	309	(1,257)	(38)	(1,990)
Operating income	79,037	79,573	153,858	171,273
Unrealized gain on fair value of convertible notes	—	878	—	12,092
Community relations	(465)	(521)	(1,143)	(1,449)
Interest and financing expense	(7,078)	(8,215)	(14,517)	(16,303)
(Loss) gain on derivative instruments	(2,914)	5,091	3,332	8,119
Other	(437)	(271)	(503)	(325)
Income from continuing operations before taxes	68,143	76,535	141,027	173,407
Current income tax, withholding and other taxes	(24,123)	(21,863)	(49,692)	(59,999)
Deferred income tax recovery (expense)	971	(27,131)	(11,099)	(19,649)
Net income from continuing operations	44,991	27,541	80,236	93,759
Loss from discontinued operations	(3,669)	(6,208)	(12,391)	(14,998)
Net income for the period	$ 41,322	$ 21,333	$ 67,845	$ 78,761
Attributable to:				
Shareholders of the Company	$ 37,904	$ 20,806	$ 60,199	$ 77,288
Non-controlling interests	3,418	527	7,646	1,473
Net income for the period	$ 41,322	$ 21,333	$ 67,845	$ 78,761
Earnings per share from continuing operations (attributable to shareholders of the Company)				
Basic	$ 0.04	$ 0.03	$ 0.07	$ 0.09
Diluted	$ 0.04	$ 0.02	$ 0.07	$ 0.08
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.04	$ 0.02	$ 0.06	$ 0.08
Diluted	$ 0.04	$ 0.02	$ 0.06	$ 0.06
Weighted average number of common shares outstanding (in thousands)				
Basic	1,008,345	984,650	1,004,897	983,412
Diluted	1,016,322	1,063,853	1,014,725	1,063,095

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Operating activities				
Net income for the period from continuing operations	$ 44,991	$ 27,541	$ 80,236	$ 93,759
Mine restoration provisions settled	—	—	(124)	—
Non-cash charges, net	62,267	71,341	119,290	128,463
Changes in non-cash working capital	(25,632)	(14,712)	(30,739)	(1,187)
Changes in long-term value added tax receivables	1,756	(4,067)	(83)	(2,746)
Cash provided by operating activities of continuing operations	83,382	80,103	168,580	218,289
Cash provided by operating activities of discontinued operations	9,434	6,108	10,654	15,198
Cash provided by operating activities	92,816	86,211	179,234	233,487
Financing activities				
Revolving credit facility, drawdowns net of transaction costs	(5,574)	25,000	(5,574)	25,000
Repayment of revolving credit facility	(25,000)	(75,000)	(25,000)	(150,000)
Equipment loan facilities, drawdowns net of transaction costs	3,463	3,554	3,463	28,848
Repayment of equipment loan facilities	(10,067)	(10,155)	(12,379)	(13,172)
Interest and commitment fees paid	(6,499)	(13,999)	(12,269)	(20,872)
Common shares issued for cash on exercise of stock options	7,005	5,032	28,170	9,907
Principal payments on lease arrangements	(744)	—	(1,501)	—
Restricted cash movement	(398)	39	(1,254)	(1,379)
Other	—	(220)	—	(220)
Cash used by financing activities of continuing operations	(37,814)	(65,749)	(26,344)	(121,888)
Cash used by financing activities of discontinued operations	(99)	(181)	(282)	(620)
Cash provided used by financing activities	(37,913)	(65,930)	(26,626)	(122,508)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(12,829)	(15,322)	(34,113)	(36,409)
Masbate Mine	(7,520)	(9,560)	(15,964)	(21,397)
Otjikoto Mine	(17,221)	(18,256)	(24,503)	(29,632)
Gramalote Project	(614)	(2,041)	(1,802)	(4,477)
Other exploration and development	(12,563)	(15,050)	(19,184)	(26,095)
Other	553	(42)	402	(70)
Cash used by investing activities of continuing operations	(50,194)	(60,271)	(95,164)	(118,080)
Cash used by investing activities of discontinued operations	(23,164)	(19,323)	(36,691)	(32,513)
Cash used by investing activities	(73,358)	(79,594)	(131,855)	(150,593)
(Decrease) increase in cash and cash equivalents	(18,455)	(59,313)	20,753	(39,614)
Effect of exchange rate changes on cash and cash equivalents	638	(1,651)	261	(902)
Cash and cash equivalents, beginning of period	141,583	167,916	102,752	147,468
Less cash associated with discontinued operations, end of period	(10,245)	(10,913)	(10,245)	(10,913)
Cash and cash equivalents, end of period	$ 113,521	$ 96,039	$ 113,521	$ 96,039

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2019		As at December 31, 2018
Assets			
Current			
Cash and cash equivalents	$ 113,521	$	102,752
Accounts receivable, prepaids and other	15,442		12,651
Value-added and other tax receivables	13,927		13,657
Inventories	194,864		233,971
Assets classified as held for sale	166,452		—
	504,206		363,031
Long-term investments	5,517		4,155
Value-added tax receivables	20,580		22,185
Mining interests			
Owned by subsidiaries	1,942,349		2,035,097
Investments in joint ventures	73,880		72,078
Other assets	45,854		40,351
Deferred income taxes	3,725		10,907
	$ 2,596,111	$	2,547,804
Liabilities			
Current			
Accounts payable and accrued liabilities	$ 61,720	$	80,318
Current income and other taxes payable	56,737		66,904
Current portion of long-term debt	26,470		25,008
Current portion of prepaid sales	—		30,000
Current portion of mine restoration provisions	—		3,170
Other current liabilities	1,047		1,850
Liabilities associated with assets held for sale	86,385		—
	232,359		207,250
Long-term debt	420,616		454,527
Mine restoration provisions	73,680		114,051
Deferred income taxes	99,997		103,384
Employee benefits obligation	4,262		12,063
Other long-term liabilities	4,352		3,676
	835,266		894,951
Equity			
Shareholders' equity			
Share capital			
Issued: 1,009,933,091 common shares *(Dec 31, 2018 – 994,621,917)*	2,273,764		2,234,050
Contributed surplus	69,700		70,889
Accumulated other comprehensive loss	(144,791)		(146,153)
Deficit	(485,914)		(547,839)
	1,712,759		1,610,947
Non-controlling interests	48,086		41,906
	1,760,845		1,652,853
	$ 2,596,111	$	2,547,804